FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Celebrates Triple Anniversary in 2007

International Supermarket Company Enters Year of Celebration

BRUSSELS, Belgium - January 4, 2007 – In 2007, Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, celebrates the anniversary of three milestones in the development of the company: 140 year existence of Delhaize Group, 50 years of Food Lion, its largest subsidiary in the U.S., and 50 years of supermarkets in Belgium, making it one of the oldest and most distinguished Belgian companies and international food retailers.

140 years ago, in 1867, Delhaize Group was founded in Belgium by Jules Delhaize, Edouard Delhaize and Jules Vieujant, revolutionizing the Belgian and European food retail scene by supplying, for the first time, a network of food stores through a central warehouse.

Fifty years ago, in 1957, Delhaize Group took innovation to a new level by opening in Brussels the first Belgian self-service supermarket, an American invention.

In December of the same year, Food Lion, the largest U.S. subsidiary of Delhaize Group and today representing approximately half of total Group sales, was founded. Food Lion, known then as Food Town Stores, in which Delhaize Group took a shareholding in 1974, was among the first in the U.S. retail industry to introduce the concept of every day low prices (EDLP) in 1968. Today, Food Lion operates more than 1,250 supermarkets in the Southeastern and the Mid-Atlantic U.S.

A Year of Celebration

This triple anniversary in 2007 will not pass by unnoticed. A series of festive and informative actions and events are planned, both in Belgium, at Food Lion and in the other operations of the Group, involving all the different stakeholders that have contributed to the success of Delhaize Group: associates, customers, suppliers, shareholders and the community.

Pierre-Olivier Beckers, Delhaize Group’s President and Chief Executive Officer, said: “The series of anniversary events in 2007 will not only be the celebration of a great past, but also form a platform for a great future, based on our strengths: our expertise in food retailing, the continued pursuit of excellence, an explicit willingness to innovate and, most of all, a genuine care for people. Building on these drivers, we will remain committed to an outstanding service and quality offering to our customers, an attractive workplace to our associates, growing value to our shareholders and continued support to the communities in which we operate.”

Historical pictures, including the founders of Delhaize, the first supermarket in Brussels and former Food Lion stores, can be downloaded on the Company website (http://www.delhaizegroup.com/en/me_photo_history.asp). These pictures are to be used exclusively in news articles related to Delhaize Group.

Contacts

Geoffroy d’Oultremont: + 32 2 412 83 21

Ruth Kinzey (U.S media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S investors): + 1 704 633 82 50 (ext. 2529)

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of June 2006, Delhaize Group’s sales network consisted of 2,663 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: January 12, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President